BlackRock Debt Strategies Fund, Inc.
File No. 811-08603
Item No. 77D (Policies with Respect to Security Investments) – Attachment

On September 5, 2014, the Board of Directors of BlackRock Debt Strategies Fund, Inc. (“DSU”) approved the following fundamental investment policy: “As a fundamental investment policy, to the extent the Fund invests in corporate loans, the Fund will invest more than 25% and may invest up to 100% of its assets in securities of issuers in the industry group consisting of financial institutions and their holding companies, including commercial banks, thrift institutions, insurance companies and finance companies.”

On December 5, 2014, the Board of Directors of DSU approved the following fundamental investment policy:  “As a fundamental investment policy, the Fund will at all times invest a portion of its assets in Corporate Loans.”